THE COCA-COLA COMPANY
Coca-Cola Plaza
Atlanta, Georgia

GEOFFREY J. KELLY SENIOR VICE PRESIDENT GENERAL COUNSEL	ADDRESS REPLY TO P.O. DRAWER 1734 ATLANTA, GA 30301 ----- 404-676-3497 FAX: 404 515-2546

May 12, 2006

Cecilia D. Blye, Chief Office of Global Security Risk Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-5546
Re: The Coca-Cola Company Form 10-K for the Fiscal Year Ended December 31, 2005 Filed February 28, 2006 File No. 1-2217

Dear Ms. Blye:

We are in receipt of your letter dated March 30, 2006 in which you have asked us to provide you with supplemental information about our contacts with countries that have been identified by the United States Department of State as state sponsors of terrorism, namely Cuba, Iran, North Korea, Sudan and Syria (the “Restricted Countries”). The following is our response to your request.

To facilitate your review, we have reproduced in italics each of the numbered comments from your letter, followed by our response.

Comment:

1.
We note from public media sources that you may have operations in and sales into Cuba, Iran, North Korea, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. For example, we note reports that Coca Cola is available in Cuban and North Korean hotels for foreigners; and articles indicating that Coca Cola may purchase gum arabic from Sudan. We note that the Form 10-K does not contain any information relating to operations in, and ties to, Cuba, Iran, North Korea, Sudan or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, per individual country or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, North Korea, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

Ms. Cecilia D. Blye
May 12, 2006

Response:

Background

We are primarily a manufacturer, marketer and distributor of nonalcoholic beverage concentrates, sometimes called beverage bases, and syrups (collectively referred to in this letter as “beverage concentrates”). We typically sell beverage concentrates to bottlers that are authorized by us to produce, market and sell finished products bearing our owned, licensed or authorized trademarks to distributors and consumers in specific territories. Most of our bottlers are independently-owned and operated entities, although we do own some bottling operations in certain countries and have equity investments in certain others.

We authorize our bottlers to produce, market and distribute our finished products pursuant to the terms of bottlers’ agreements, which are in standard form. The bottlers’ agreements also address the responsibilities, obligations and rights of the respective parties and include provisions specifying the finished products that bottlers are authorized to produce and sell within their respective authorized territories.

Ties to or Operations in Restricted Countries

We do not have any ties to or operations in Cuba or North Korea. We do not have authorized bottlers in either of these countries. In addition, our bottlers’ agreements contain provisions requiring our authorized bottlers to produce and sell our finished products only in their respective authorized territories, and we have not authorized any bottler to sell or distribute any of our finished products into Cuba or North Korea. However, we understand, as you do, from public sources that some of our finished products may be available in hotels for foreign tourists or in foreign currency stores in Cuba and North Korea. We believe that these finished products are purchased from wholesalers in third countries by agencies of the Cuban and North Korean governments, such as import-export companies, and are shipped by these agencies into their respective countries. We do not have the contractual or practical means to prevent these types of activities in countries in which Cuban or North Korean import-export companies are free to operate.

We have authorized a local bottler in Iran to produce and sell finished products there under certain of our trademarks, including Coca-Cola, Fanta and Sprite, and we supply this bottler with the applicable beverage concentrates. We do this under a license from the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”) which is renewed annually at OFAC’s discretion. We intend to apply to OFAC for an amendment to our current OFAC license to be permitted to authorize the Iranian bottler to also produce and distribute finished products under the trademarks Schweppes, Crush and Canada Dry. We do not have any ownership interest in this bottler and do not have any tangible assets in Iran.

Ms. Cecilia D. Blye
May 12, 2006

We also sell beverage concentrates to a local bottler authorized to produce and sell Coca-Cola and certain other of our finished products in Sudan. We do so under a license from OFAC which is renewed annually at OFAC’s discretion. We do not have any ownership interest in this bottler. Between 2002 and January 2004, our regional field operations provided certain financial support to this bottler principally to enable it to purchase new beverage manufacturing equipment and to upgrade its glass bottle inventory to increase the bottler’s competitiveness in the marketplace. Following an internal review of these actions in light of the terms of our OFAC license and the Sudan sanction regulations, we made detailed self-disclosure to OFAC and reached a civil settlement in January 2006 which provided for the payment of a fine. As part of these financing arrangements, we took ownership of an inventory of returnable 250 ml glass bottles located in Sudan which is not in use and which we intend to ship out of the country as soon as we obtain an appropriate OFAC license. We do not have any other tangible assets in Sudan.

With respect to your question about gum arabic, please be advised that our agreements with our suppliers specifically require that gum arabic supplied to us be sourced from countries other than Sudan. We have no reason to believe that our suppliers are not in compliance with this provision.

Currently we do not have an authorized bottler operating in Syria and, therefore, do not ship beverage concentrates into that country. However, two bottlers in the region have been permitted to sell Coca-Cola and certain other of our finished products into Syria since July 2004. We have a minority ownership interest in one of these bottlers.

We anticipate that we will grant distribution rights for our finished products with respect to Syria to a new distribution company which will source finished products from bottlers operating in other countries in the region. We will not have a direct ownership interest in this new distribution company. We do, however, have a minority ownership interest in one of the bottlers that is expected to participate in this new distribution company.

In addition, on April 21, 2006, we entered into an agreement to purchase the Cadbury Schweppes (“CS”) brands in Syria. We expect this transaction to close in late May 2006, at which time we will be responsible for supplying beverage concentrates for these products to the bottlers in Syria that are now authorized by CS. We have secured an appropriate export license from the United States Department of Commerce to provide to the CS bottlers in Syria confidential information and know-how necessary to produce the authorized beverages when the transaction closes.

Finally, we are exploring with potential beverage industry investors active in the region the possibility of establishing a local bottler in Syria. By Syrian law, this bottler would have to be majority-owned by Syrian nationals or companies and it is likely that one or more of the existing CS bottlers may participate directly or indirectly, through its or their shareholders, in this entity. We have no plans to invest directly in such bottler if it is established, although bottlers from the region in which we have minority ownership interests may participate in its equity. If such bottler is established and is satisfactory to us, we would expect to authorize it to produce and distribute our finished products in Syria and the arrangements described above for the distribution of our finished products from other countries in the region will be terminated.

Ms. Cecilia D. Blye
May 12, 2006

We currently do not have any tangible assets in Syria and we do not anticipate investing in or taking ownership of tangible assets in Syria as a result of the changes to our business there as described above.

Comment:

2.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, North Korea, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba, Iran, North Korea, Sudan and Syria. Please also address the impact of any regulatory compliance programs you have implemented in connection with business in Cuba, Iran, North Korea, Sudan and Syria, and any internal risk assessment undertaken in connection with business in those countries.

Ms. Cecilia Blye
May 12, 2006

Response:

Materiality Assessments

We do not believe that our business activities described in response to Comment 1 would be material to reasonable investors considering both quantitative and qualitative factors. From a quantitative standpoint, the net operating revenues and gross profit we derive from authorized sales of our products in Iran, Sudan and Syria, which for fiscal year 2005 represented in the aggregate less than four hundredths of one percent (.04%) of our net operating revenues and less than three hundredths of one percent (.03%) of our gross profit, respectively, are immaterial to our business as a whole. We do not have any tangible assets in any of the Restricted Countries other than the returnable glass bottle inventory in Sudan. Such inventory has a carrying value of approximately $3.5 million, which is clearly immaterial to our consolidated balance sheet. In addition, even if the actions we are considering to potentially expand our operations in Iran and Syria are successful, we do not anticipate that our operations in these countries would become material in quantitative terms to our business as a whole in the foreseeable future.

From a qualitative perspective, we believe that most of our actual and potential investors draw a distinction between making beverage products available to the population in these countries and doing business directly with the governments of these countries or participating in major military, industrial or infrastructure projects supporting these governments. Given the nature of our business and products, we do not believe that our business activities in or involving Sudan or any of the other Restricted Countries are damaging to our reputation in the eyes of reasonable investors.

We are aware of and closely monitor legislative developments that may affect investments in companies that do business with countries identified by the State Department as state sponsors of terrorism, as well as policies adopted or proposed to be adopted by educational institutions to discourage or prohibit investments in companies that do business with Sudan. We are aware that Illinois, Maine, Oregon and New Jersey have adopted laws that prohibit investments by state pension funds in certain companies doing business in Sudan. These laws vary in scope but, in our view, not all are applicable to investments in our stock. While there are no assurances that state pension officials share our interpretations of these laws, we note that to date we have not received indications from pension funds in any of these states that they intend to liquidate their positions in our stock. In addition, some or all of these state laws may be subject to challenge as unconstitutional or preempted by federal law.

We do not believe that other legislation, including legislation adopted in Arizona and Louisiana, prohibit investments by state pension funds in any particular stock or require divestment of existing investments. We also do not believe that major educational institution investment policies currently in effect prohibit investment of educational institution pension or endowment funds in our stock or require divestment of our stock. However, we will continue to monitor developments in these areas.

Ms. Cecilia Blye
May 12, 2006

We are also aware that the California Public Employees Retirement System (“Calpers”) is very active in discouraging companies in which it invests from doing business in Sudan. We have had communications with Calpers on this issue, but Calpers has not indicated to us that it would divest itself of our stock as a result of our activities in Sudan.

As mentioned above, we believe that our business activities in or involving the Restricted Countries are immaterial to our business as a whole from a financial point of view. Therefore, we have not undertaken a risk assessment in connection with such activities.

Regulatory Compliance Program

Our Code of Business Conduct, which applies to all of our directors, officers and employees, provides that our Company and its subsidiaries must comply with all laws and regulations, including applicable trade restrictions and boycotts imposed by the United States government. Our Ethics and Compliance Office monitors compliance with our Code of Business Conduct, including compliance with laws and regulations relating to trade restrictions, and administers applicable compliance programs, including relevant training. We believe that our compliance programs have increased our personnel’s awareness of the applicable regulatory requirements and are effective in preventing or detecting any possible violations.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Cecilia Blye
May 12, 2006

We believe that this letter includes the supplemental information you requested in your letter and adequately addresses your comments. If you have additional questions or comments, please do not hesitate to contact the undersigned at (404) 676-3731 or Gabriel Dumitrescu at (404) 676-1182.

Very truly yours, /s/ Geoffrey J. Kelly
Geoffrey J. Kelly, Senior Vice President and General Counsel

cc Christopher Owings, Assistant Director Division of Corporation Finance
James Lopez, Office of Global Security Risk
E. Neville Isdell, Chairman, Board of Directors and Chief Executive Officer
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Connie D. McDaniel, Vice President and Controller
Peter V. Ueberroth, Chairman of the Audit Committee
John F. Olson, Counsel to the Audit Committee